U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  AMENDMENT 1
                                       to
                                   FORM 10-SB

                             Platinum and Gold, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


               Nevada                                     65-0729332
----------------------------------              ------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

    12724 N.W. 11th Court
    Sunrise, Florida                                       33323
----------------------------------                ---------------------------
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number: (800) 525-8495

Securities to be registered under Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                       each class to be registered

                 None                                       None
-----------------------------------          -----------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                    ----------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                             Mintmire & Associates
                             265 Sunrise Avenue, Suite 204
                             Palm Beach, FL 33480
                             Tel: (561) 832-5696
                             Fax: (561) 659-5371

Item 1:           Description of Business:

(a)      Business Development

     Platinum and Gold, Inc. (the "Company" or "P&G") is incorporated in the State of Nevada. The Company was originally incorporated as Integra Ventures, Inc. on February 19, 1997 ("Integra"). The Company is not presently trading on an exchange, but has applied to have its Common Stock quoted on the Over the Counter Bulletin Board. Its executive offices are presently located at 12724 N.W. 11th Court, Sunrise, FL 33323. Its telephone number is (800) 525-8495 and its facsimile number is (954) 845-0656.

     The Company is filing this amendment to its Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on P&G's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

     Initially the Company was engaged in the medical supply business. In November 1998, at the time it acquired Platinum and Gold Recording & Publishing Company, a Florida corporation formed in June 1997 ("PGRP") as a wholly-owned subsidiary, its purpose changed to P&G's initial purpose of discovering, developing, recording and marketing new talent in the entertainment industry. PGRP's founding philosophy arose from the diversified experience of its management in the music, video, film and related industries. See Part I, Item 1. "Description of the Business - (b) Business of Issuer."

     In February 1997, prior to its acquisition of PGRP, the Company sold 1,720,000 shares of its unrestricted common stock to 70 individuals for $17,200. For such offering, the Company relied upon Section 3(b) of the Act and Rule 504 and Section 517.061(11) of the Florida code, Section 90.530(11) of the Nevada code, Section 48-2-103(b)(4) of the Tennessee code and Section 5[581- 5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, prior to its acquisition of PGRP, the Company conducted a 1 for 4 reverse split of its Common Stock. This transaction was effected by the Company's Board of Directors in accordance with the Company's Articles of Incorporation and Bylaws and also in accordance with Nevada law. See Part II,
Item 1, a). "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, Market Information."; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In July 1997, prior to its acquisition of PGRP, the Company entered into a share exchange agreement with First Aid Direct, Inc., a Florida corporation ("FAD"), and its shareholders which had been formed in February 1997. The exchange was made whereby the Company issued 2,970,000 shares of its restricted common stock to the shareholders of FAD for all of the issued and outstanding stock of FAD. This offering was conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Rule 506 of Regulations D promulgated thereunder ("Rule 506") and Section 517.061(11) of the Florida Code.

See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 1998, prior to its acquisition of PGRP, the Company entered into a Recision and Cancellation Agreement with FAD and its shareholders, thereby returning the parties to their original positions prior to the share exchange conducted in July 1997 ab initio. Thus, FAD exchanged 2,970,000 shares of common stock of the Company for 100% of the issued and outstanding stock of FAD and FAD was no longer a wholly-owned subsidiary of the Company. See Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, prior to its acquisition of PGRP, the Company conducted a 4 for 1 forward split of its common stock. This transaction was effected by the Company's Board of Directors in accordance with the Company's Articles of Incorporation and Bylaws and also in accordance with Nevada law. See
Part II, Item 1, a). "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters, Market Information."; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain
Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1998, the Company entered into a share exchange agreement with PGRP, and its shareholders which had been formed in June 1997. The exchange was made whereby the Company issued 10,000,000 shares of its Common Stock to the shareholders of PGRP for all of the issued and outstanding stock of PGRP. As part of the exchange, Ms. Peters (the Company's current Chairman, President and Treasurer) and Ms. Cavell (the Company's current Vice-President, Secretary and

Director) each received 2,000,000 shares of the Company's Common Stock. This offering was conducted pursuant to Section 4(2) of the Act and Rule 506 and
Section 517.061(11) of the Florida Code. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - December 31, 1999 and December 31, 1998 - Stockholders Equity."; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, the Company issued 10,000 shares of its restricted Common Stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board of Directors and a Representation Agreement entered into in December 1998. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain
Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In January 1999, the Company conducted an offering of its unrestricted Common Stock pursuant to section 3(b) of the Act and Rule 504. No shares were sold thereunder. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In April 1999, the Company sold 1,000 shares of its unrestricted Common Stock to one (1) investor for $850. For such offering, the Company relied upon
Section 3(b) of the Act, Rule 504 and Section 90.530(11) of the Nevada code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

         In July 1999, the Company initiated an offering of its Convertible Notes. The Notes have a term of one (1) year, bear interest at a rate of nine percent (9%) and are automatically convertible to shares of the Company's Common Stock in one (1) year (if they are not converted earlier) at a price of $1.00 per share plus interest, which interest is also payable in shares of the Company's Common Stock. To date, one (1) note has been sold in the principal amount of $200,000 in December 1999. The offering is ongoing. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Discussion and Analysis - Results of Operations - Full Fiscal Years - December 31, 1999 and December 31, 1998 - Financial Condition, Liquidity and Capital Resources"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In September 1999, the Company executed a Promissory Note in favor of Carol Neal, the Company's past Chairman, President and Treasurer in the amount of $24,600. The Note was in exchange for monies lent by Ms. Neal to the Company for working capital. The Note is payable on demand and bears no interest. Ms. Neal passed away in December 1999. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net"; Part I, Item 7, "Certain Relationships and Related Transactions"; and Part II, Item 4, "Recent Sales of Unregistered Securities".

         In November 1999, the Company entered into a consulting contract with Joyce Research Group, Inc. to provide financial public relations services to the Company. As payment for these services, the Company committed to pay $225,000 or to issue shares of its "free-trading" Common Stock within a six (6) month period. An initial payment of $50,000 was made in December 1999. See Part I,
Item 1. "Employees and Consultants"; and Part I, Item 7. "Certain Relationships and Related Transactions."

         In November and December 1999, the Company entered into consulting contracts with three (3) individuals to provide financial, public and investor relations services to the Company. As payment for such services, the Company issued 800,000 shares of its Common Stock and paid $20,000 For such offering, the Company relied upon Section 3(b) of the Act, Rule 701, Pub. L. 104- 290, 110 Stat. 3416 (October 11, 1996) commonly known as the National Securities Markets Improvement Act of 1996 ("NSMIA"), Section 517.061(11) of the Florida Code and
Section 10-5- 9(13) of the Georgia Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In February 2000, PGRP, the Company's wholly owned subsidiary, entered into an agreement with B&D Productions ("B&D") to promote and sell two (2) full-length albums titled "Stolen Goods" and "A Woman For All Seasons" through direct marketing efforts. The albums were recorded in 1996 and 1998 respectively and are available in both CD and cassette formats. The Company is obligated to pay B&D $1.00 for each album sold. The contract expires May 30, 2001 and replaces a former contract between the Company and Betty Dickson.

         B&D is also seeking to become affiliated with a record label. A record company contract would provide B&D with the means to distribute its albums nationally and internationally, to tour in concert and to possibly record with other jazz greats and legends, with the whom the record label has some affiliation. As a term of the contract, P&G is entitled to receive 20% of the proceeds of any future contract between B&D and such record label.

         In February 2000, the Company contracted with Rugby-America to produce a thirty (30) second and a sixty (60) second television commercial for direct response sales of Betty Dickson's compact disks. Production was completed in mid February.

         In March 2000, the Company contracted for call center services with Robbins Telecommunications, Inc. to handle and process orders which result from direct sales efforts. A minimum monthly fee is incurred by the Company for this service and termination requires thirty (30) days notice by the Company.

         In March 2000, the Company engaged the services of Net Effect, Inc. to design, host and maintain the Company's website. The Company has prepaid for hosting through and including March 2001.

         In April 2000, PGRP entered into a licensing agreement with Houston, whereby PGRP will use its best efforts to market and sell Houston's album entitled "Nothing but Piano, Echoes of Broadway" featuring Houston. PGRP is to bear all expenses including advertising, materials such as compact disks and cassettes and recording fees. Houston will receive $1.00 for each album sold through PGRP's efforts. Additionally, PGRP will attempt to negotiate a record label contract for Houston, for which PGRP will be paid a finder's fee in the amount of twenty percent (20%) of the value of the contract. The contract expires on May 30, 2001.

         In April 2000, PGRP and Terry Ritchie entered into a licensing agreement with Mary Jane Cunningham ("Cunningham"), whereby PGRP will use its best efforts to market and sell Cunningham's album entitled "From Country to Classic." PGRP is to bear all expenses including advertising, materials such as compact disks and cassettes and recording fees. Cunningham will receive $1.00 for each album sold through PGRP's efforts. Additionally, PGRP will attempt to negotiate a record label contract for Cunningham, for which PGRP will be paid a finder's fee in the amount of twenty percent (20%) of the value of the contract. The contract is for a period of one (1) year. See Part I, Item 1. "Description of Business - (b) Business of Issuer - Mary Jane Cunningham."

         See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)      Business of Issuer.

General

         The Company was formed in February 1997 and had little or no operations until November, 1998, when it acquired PGRP. P&G is an entertainment company involved in the music and film business. Its principal activity is to discover gifted new artists and to pair those persons with experienced teams of entertainers in the same or similar fields. The teams will serve as mentors to the new artists and will help to further develop their skills. Ultimately, the Company (with the artist) will produce a finished work based on original material created by the artist, the Company or both or will re-record a previous hit. Artists contract directly with the Company. This eliminates the expense of agents and middle men and translates to a substantial savings for both the Company and the artist.

Music Recording and Publishing

          In the music industry, P&G plans to record its artists both with original material and with previously released hit songs. Most works will most likely be aimed at a pop audience, as the Company feels that this segment of the industry is the most appropriate for the artists P&G currently scouts, is possibly the most profitable and may be the easiest to enter with a new artist.

         P&G will manufacture the recorded material into compact disc ("CD") singles and albums and cassette singles and albums and then will distribute to the public via satellite, cable and national TV networks through 1-800 buy-direct response telephone numbers, as well as over the Internet.

If Only and Touch Me

         The Company has already recorded the music for its first two (2) singles, "If Only" and "Touch Me". The Company is searching for a talented lead vocalist to record a "voiceover". The singles were recorded in Nashville, TN, with the help of John Mattick who has worked with such groups as Alabama, Sawyer Brown, and the Righteous Brothers. He has arranged and produced for Dirty Dancing, Michael Jackson, Johnny Lee, Andy Reiss, and Reba McIntire. Andy Reiss plays electric guitar and has also played for Reba McIntire. Dave Fowler plays bass and has played for Lori Morgan and Dottie West. Rick Lonow plays drums and has played with Bellami Brothers. Etta Britt is a back-up singer on the single and has performed with Englebert Humperdink. Larry Hanson plays acoustic guitar and has played for both Alabama and Righteous Brothers. Chris Hinson who works with percussion and engineering has worked closely with Clarence Clemmons and DJ Jazzy Jeff, arranging, writing and performing original music. The singles were test-marketed in Nashville in 1998 and tested extremely well. The "I wanna buy" margin was approximately 95%.

Betty Dickson

         In February 2000, PGRP, the Company's wholly owned subsidiary, entered into an agreement with B&D to promote and sell two (2) full-length albums titled "Stolen Goods" and "A Woman For All Seasons" through direct marketing efforts. The albums were recorded in 1996 and 1998 respectively and are available in both CD and cassette formats. The Company is obligated to pay B&D $1.00 for each album sold. The contract expires May 30, 2001 and replaces a former contract between the Company and Betty Dickson.

         B&D is also seeking to become affiliated with a record label. A record company contract would provide B&D with the means to distribute its albums nationally and internationally, to tour in concert and to possibly record with other jazz greats and legends, with the whom the record label has some affiliation. As a term of the contract, P&G is entitled to receive 20% of the proceeds of any future contract between B&D and such record label.

         In February 2000, the Company contracted with Rugby-America to produce a thirty (30) second and a sixty (60) second television commercial for direct response sales of Betty Dickson's compact disks. Production was completed in mid February.

         Ms. Dickson has recorded four (4) full-length albums to date titled "Can't Get Out of This Mood" in 1993, "Many, Many Kisses" in 1995, "Stolen Goods" in 1996 and "A Woman For All Seasons" in 1998. She is currently preparing material for her next album which is currently untitled and for which no release date is available.

         Ms. Dickson resides in Florida, where she often performs in local hotels and nightclubs, as well as in jazz music festivals and concerts. Additionally, she tours nationally and has appeared in a "Legends of Jazz" show aboard the SS Norway. She works regularly with the Eddie Higgins Trio performing for the Ft. Lauderdale Jazz Society and at other local events.

Steve Jordan

          The Company has signed a letter of intent with artist Steve Jordan to enter into a contract for the purpose of recording a single CD and cassette to be sold through direct response television advertising and through Internet sales. Mr. Jordan is currently completing work on his first album and plays in the 1940's and 1950's contemporary big band genre. He appeals to a wide range of ages and musical tastes, from gospel to big band.

         Mr. Jordan began singing to audiences at the age of three (3) and has been singing publicly ever since. He studied at the Rhode Island Conservatory of Music and sang with the famous Al Kay Orchestra until Al Kay passed away. Mr. Jordan sang gospel with a group called Jubilee Band in the mid 1980's and has looked forward to sharing his work with others through production of an album ever since.

Barbara Chadwick

         The Company signed a producers contract with artist Barbara Chadwick in September 1999 to record a single CD and cassette at New River Recording Studios in Ft. Lauderdale, Florida which is to be Ms. Chadwick's first album. P&G is to bear all costs in the production of the album, while Ms. Chadwick will retain all rights to the work produced. P&G shall market the album through direct response television advertisement as well as over the Internet. P&G shall pay Ms. Chadwick a $0.12 royalty on all sales of the album through direct response television.

         The Company will also serve as Ms. Chadwick's agent and will endeavor to introduce Ms. Chadwick to a major record company. In the event such a contract is signed, the Company is entitled to 35% of the value of such contract.

         Ms. Chadwick sings both blues and contemporary jazz and performs in clubs and hotels along the east coast of the United States concentrating primarily in New Jersey and Florida.

Beverly Fortin

         The Company signed a producers contract with artist Beverly Fortin in September 1999 to record a single CD and cassette at New River Recording Studios in Ft. Lauderdale, Florida which is to be Ms. Fortin's first album. P&G is to bear all costs in the production of the album, while Ms. Fortin will retain all rights to the work produced. P&G shall market the album through direct response television advertisement as well as over the Internet. P&G shall pay Ms. Fortin a $0.12 royalty on all sales of the album through direct response television.

         The Company will also serve as Ms. Fortin's agent and will endeavor to introduce Ms. Fortin to a major record company. In the event such a contract is signed, the Company is entitled to 35% of the value of such contract.

         Ms. Fortin sings pop music occasionally at local events and has served as a backup singer to nationally known artists such as Brenda K. Star, Mariah Carey, Debbie Jacobs, Pamela Stanley, Jessica Williams, Vickie Sue Robinson and Gloria Estefan and the Miami Sound Machine. She owns a restaurant in Pompano Beach, Florida and several other local nightclubs.

Mary Jane Cunningham

         In April 2000, PGRP and Terry Ritchie entered into a licensing agreement with Cunningham, whereby PGRP will use its best efforts to market and sell Cunningham's album entitled "From Country to Classic." PGRP is to bear all expenses including advertising, materials such as compact disks and cassettes and recording fees. Cunningham will receive $1.00 for each album sold through PGRP's efforts. Additionally, PGRP will attempt to negotiate a record label contract for Cunningham, for which PGRP will be paid a finder's fee in the amount of twenty percent (20%) of the value of the contract. The contract is for a period of one (1) year.

         Cunningham is a singer, songwriter, pianist, producer, director and a recording artist.

Television

         P&G also plans to explore the possibility of a talk show based in Florida. In 1980, the three (3) commercial networks' combined broadcast was less than 100 hours of programming a week. Today there are six (6) commercial broadcast networks and over 150 cable channels plus satellite needing to fill up 24 hours of every day with programs. This translates to over 20,000 hours of time which programmers must fill.

         A half-hour prime time series can cost over $1 million per episode to produce. These shows are too expensive for many small stations, and in any event, can only run at peak hours. News magazines and talk shows are therefore high on the networks' wish lists. These shows are less expensive to produce and appeal to a large segment of the viewership. Variety shows containing new talent are rarely produced and aired although they have remained comparatively inexpensive to produce. Television stations often shy away from the task of recruiting new talent for fear of over-diversifying from a television to a television and music company.

         The Company feels that it could either contract with a television station to provide talent for a television station sponsored variety show, or could fill an entire time slot by producing a variety show of its own. By introducing its talent in this medium, the Company hopes to boost record sales.

Films and Videos


         The Company may also expand into the area of the production of movies made strictly for the home video, pay-per-view and cable television and satellite audiences.

Motion Picture Licensing and Distribution

         The Company may also expand its business to include licensing, sales and distribution of certain rights to independently produced feature films in a wide variety of genres. The Company's goal would be to become increasingly active in acquiring both domestic and foreign distribution rights, booking motion pictures with theatrical exhibitors, arranging for the manufacture of release prints from the film negative and promoting the motion pictures with advertising and publicity campaigns.

         The Company has already begun to act as a foreign sales agent, licensing distribution rights in markets outside the United States to independently produced films which are fully financed and owned by others, in exchange for a sales agency fee. In addition to the production of motion pictures and distribution in the United States, substantial revenues are possible from international exploitation of the Company's motion pictures. International revenues of motion picture distributors from filmed entertainment grew from $4.7 billion in 1989 to $8.7 billion in 1996. This growth has been attributed to worldwide acceptance of and the demand for motion pictures produced in the US, the privatization of foreign television industries, growth in the number of foreign households with video cassette players and growth in the number of foreign television screens.

         The Company actively participates at all three (3) major film markets (the American Film Market, the Cannes Film Festival and MIFED), as well as the major television (NATPE, MIP, MIPCOM) and video (VSDA) markets. The Company may also, from time to time, engage independent representatives to assist the Company in acquiring and/or licensing motion picture rights.

         With respect to international territories, the Company licenses distribution rights in various mediums (such as theatrical, video, pay television, free television, satellite and other rights) to foreign sub-distributors on either an individual rights basis or grouped in various combinations of rights (which sometimes includes rights in all media). These rights are licensed by the Company to numerous sub-distributors in international territories or regions either on a picture-by-picture basis or, in certain circumstances, with respect to a number of motion pictures pursuant to output arrangements. Currently, the most appealing international territories for the Company are Australia, the Benelux countries, Brazil, Canada, France, Germany, Italy, Japan, Scandinavia, Spain and the United Kingdom.

         The terms of the Company's license agreements with foreign sub-distributors vary depending upon the territory and media involved and whether the agreement relates to a single motion picture or multiple motion pictures. Most of the Company's license agreements will provide that the Company will receive a minimum guarantee from the foreign sub-distributor with all or a majority of such minimum guarantee paid prior to, or upon delivery of the film to the distributor for release in the particular territory. The remainder of any unpaid minimum guarantee is generally payable at specified intervals after delivery of the film to the sub-distributor. The minimum guarantee is recouped by the sub-distributor out of the revenues generated from exploitation of the picture in such territory. The foreign sub-distributor retains a negotiated distribution fee (generally measured as a percentage of the gross revenues generated from its distribution of the motion picture), recoups its distribution expenses and the minimum guarantee and ultimately (after recoupment by the distribution expenses) remits to the Company the remainder of any receipts in excess of the distributor's ongoing distribution fee.

         The Company must rely on the foreign sub-distributor's ability to successfully exploit the film in order to receive any proceeds in excess of the minimum guarantee. In certain situations, the Company does not receive a minimum guarantee from the foreign sub-distributor and instead negotiates terms which usually result, in effect, in an allocation of gross revenues between the sub-distributor and the Company. Typically the terms of such an arrangement provide for the sub- distributor to retain an ongoing distribution fee (calculated as a percentage of gross receipts of the sub-distributor in the territory), recoup its expenses and pay remaining receipts in excess of the ongoing distribution fee to the Company. Alternatively, such as often with respect to video rights, the terms may provide for a royalty to be paid to the Company calculated as a percentage of the gross receipts of the sub-distributor from exploitation of the video rights (without deduction for the sub-distributor's distribution expenses).

         Groups of motion pictures are often packaged and licensed as a group for exhibition on video and television over a period that extends beyond five years from the initial domestic theatrical release of a particular film. Motion pictures are also licensed and "packaged" by producers and distributors for television broadcast in international markets by government owned or privately owned television studios and networks. Pay television is less developed outside the U.S., but is experiencing significant international growth. The prominent foreign pay television services include channel Premiere, STAR TV, British Sky Broadcasting and the international operations of several U.S. cable services including HBO, the Disney Channel and Turner Broadcasting.

Business Strategy

         The Company's business strategy, which is dependent upon its continuing to have sufficient cash flow from operations and/or obtaining sufficient additional financing with which to enhance the commercialization of existing and future products, is to develop the talents of new artists and to either reproduce an existing work or to record original material for global distribution. The Company's revenues to date are minimal and are based upon the licensing arrangements it has entered into as a foreign sales agent. The Company's revenues are dependent on the volume of sales from its products and services it provides.

         Revenues from sales and services are recognized in the period in which sales are made or services are provided. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs of manufacturing and production costs and its ability to incorporate such costs in the price charged to customers and clients.

         The Company's objective is to become a dominant provider of entertainment products, initially in the music industry and eventually including music, video, television products as well as to become an agent for others. To achieve this objective, and assuming that sufficient funds are available, the Company intends to: (i) develop international distribution channels and co-marketing alliances for the Company's products and services; (ii) continue to sign new artists and to develop their skills and ready them for production;
(iii) to explore new possibilities in television and the internet; and (iv) to begin retail sales of its products through Direct Sales efforts.

         Management believes that the Company is poised to lead in the ever developing entertainment industry. Management expects, in the event the Company continues to achieve product acceptance, to increase its market penetration through acquisition of additional artists, joint venture opportunities with established market leaders and expansion of its personnel. However, such expansion presents certain challenges and risks and there can be no assurance that the Company, even if it were successful in acquiring other bases of business development, would be successful in profitably penetrating these potential markets.

Marketing and Distribution

Marketing

         The following discussion of the entertainment industry, as it relates to the Company's objectives, is of course pertinent only if the Company is successful in maintaining sufficient cash flow from operations and/or obtaining sufficient debt and/or equity financing to commercialize its existing products, to add additional key personnel where needed, and to supplement new product development. In addition, the Company must be able to generate significant profits from operations and/or additional financing to continue expanding the business and/or to fund the anticipated growth, assuming the Company's proposed expanded business is successful. There can be no assurance such financing can be obtained or that the Company's proposed expanded business will be successful.

         According to the National Association of Recording Merchandisers ("NARM"), the music industry is a $8.79 Billion a year enterprise, with 32.6% of sales being made through the use of credit cards. The Company was recently approved to accept major credit cards and will implement their use on direct sales efforts immediately.

         Although according to the Recording Industry Association of America ("RIAA") the Internet accounted for only 0.3% of the total music sales in the U.S. in 1997, the RIAA sees the Internet as, "an opportunity to expose music to a wider audience than ever before." The Internet is an inexpensive medium which also allows a company with less resources such as independents and start-ups to compete for sales with larger more established companies.

         In the wake of a dramatic increase in Internet sales, the record club industry has reported steady declines between the years of 1994 and 1997. While record club purchases accounted for a total of 15.1% of total music sales, in 1997 record club sales accounted for only 11.6% of total music sales. Mail order sales, which seem to have paralleled record club sales, have reached a seven (7) year market share low of 2.7% (RIAA).

         A significant factor in the above distribution forum changes has been the introduction of new mediums for audio listening. In 1997, full-length CD's dominated the market with a 70.2% market share. A far second was full-length cassettes with only an 18.2% share. Vinyl sales however, rose from 0.3% in 1993 (the date of CD introduction) to 0.7% in 1997. This rise was mostly attributed to collectors, disk jockeys and rap music (RIAA).

         According to the RIAA, unit shipments of all formats to direct and special markets grew 11% from 124.7 million in mid-'98 to 138.4 million in mid-'99. This is especially of interest to the Company, who plans to focus in these areas. The dollar value of shipments to direct and special markets also grew 4.7% from $732.5 million in mid-'98 to $767.2 million in mid-'99.

         Consumer profiles compiled by NARM are also of interest to P&G, as much of the Company's music will appeal to an older audience. 1997 statistics show that persons 45 years of age and older are the second largest purchasers of music products, second only to ages 15-19.

Distribution

         The Company's initial plan of distribution is to market and sell the product through direct sales efforts. Primarily the Company will focus on infomercials to sell its products. Print media, direct mail and short form 120 and 60-second commercials may follow the infomercial.

         In addition to the infomercial, the Company may eventually institute a direct mail and sales campaign for the Company's products which the Company believes will generate sales from consumers throughout the United States. In addition, the Company has an ongoing program to participate in trade shows and festivals, promotional events and retail mall shows. These events have historically generated sales and significant exposure in the industry.

         The growth and improvement of direct response marketing and sales via infomercials, home shopping networks and commercials has had a positive impact on the retail sales industry and specifically on the music industry. Companies such as BMG and Columbia House have been especially successful. Additionally, retailers are increasingly utilizing alternative forms of retailing; such as, television shopping and infomercials and merchandising albums with other entertainment items.

         The Company intends to save considerable expense by acting as its own fulfillment center. Thus, all telephone sales, packaging and shipping will be handled exclusively by the Company. The Company expects that it will have sufficient resources and capital necessary to expand to meet these obligations. A shortage of capital could have a material adverse effect on the Company's ability to handle its fulfillment obligations in-house.

         The Company expects to sell its products in retail stores when profit margins show signs of weakening through direct sales efforts. The retail market is expected to support the product for several years thereafter.

         The Company's intends to eventually joint venture with major recording labels which have the support structure necessary to record and publish an album on a much larger scale. By joint-venturing for manufacturing, distribution and finance of albums, P&G hopes to be able to launch new artists quickly and efficiently, dedicating adequate funds to promote the artist and the work to achieve maximum exposure.

Distribution on the Internet

         The Company is also already selling its products over the Internet. It advertises albums for sale directly through the Company website. Customers are able to browse the site, listen to sample wav. files and soon will be able to purchase albums directly from the Company over the Internet in a secure environment. The Company intends to pay for advertising space on frequently visited sites such as browsers upon receipt of sufficient capital from either revenues or debt or equity financing.

         Also, the on-line delivery of music and video is inevitable and the death of the modern music and video stores is imminent. P&G plans to establish websites to promote and distribute its materials, as well as the materials of others. Online sales are considerably less expensive to promote.

Status of Publicly Announced Products and Services

         The singles "If Only" and "Touch Me" were originally to be recorded with Michela as the lead vocalist. The Company released information to the public in various mediums publicizing the expected release. The singles were test-marketed in Nashville in 1998 and tested extremely well. The "I wanna buy" margin was approximately 95%. The Company has since elected not to use Michela as the lead vocalist for these two (2) singles and is currently searching for a suitable singer to replace Michela.

         Additionally, the Betty Dickson albums A Woman For All Seasons and Stolen Goods are currently available through the Company's website located at http://www.platinum-gold.com.

         No other P&G products or services have been publicly announced and are either in the production or planning phase.

Competition

         The Company faces competition from large, well-established companies with considerably greater financial, marketing, sales and technical resources than those available to the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new and improved products which may compete with the Company's products. The Company's products could be rendered obsolete or made uneconomical by the development of new products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of the Company's competitors. The Company's business, financial condition or results of operations could be materially adversely affected by one or more of such developments. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have an material adverse effect on the Company's business, financial condition or results of operations.

Competition - Music Recording and Publishing

         Competition is intense within the music industry, in general, and also in the agency or booking aspect of the industry in which the Company may conduct its operations in the future. The Company's opportunity to obtain clients with the potential for achieving popular and commercial success may be limited by its financial resources and other assets. It is anticipated that the music industry may be subject to changes in the general state of the economy, shifts in the demographic structure, changes in the buying habits of the public, the availability of alternative forms of entertainment and the increased cost of doing business. Further, there may be significant technological advances in the future and the Company may not have adequate creative management and resources to enable it to take advantage of such advances. Many of the companies and other organizations with which the Company will be in competition have far greater financial resources, greater experience and larger staffs than the Company. Additionally, many of such organizations have proven operating histories, which the Company lacks. The Company expects to face strong competition from both such well-established companies and independent companies like itself.

Competition - Films

         In the event the Company enters the motion picture industry, the Company's movies will compete with traditional feature films and television programming produced by major movie studios, including Disney, Warner Bros. Inc., Twentieth Century Fox Film Corporation, Paramount Pictures, Sony Pictures, Inc., Lucasfilm, Universal City Studios, Inc. and MGM/UA, as well as numerous other independent motion picture and television production companies. The Company's broadcast and home video products will compete with the films of these movie studios for audience acceptance and exhibition over broadcast/cable and home video channels. In addition, the Company will compete with movie studios for the acquisition of literary properties, production financing, the services of performing artists, and the services of other creative and technical personnel. Most of the movie studios with which the Company will compete have significantly greater name recognition and significantly greater financial, technical, creative, marketing, and other resources than does the Company. Due to their substantially greater resources, these movie studios likely will be able to enter into more favorable distribution arrangements and to promote their films and television programming more successfully than the Company.

Competition - Videos

         In the event the Company enters into the video production industry, the Company's videos will compete with the feature films produced by the major movie studios listed above as well as numerous independent production companies, some of whom produce movies exclusively for release on videocassette. Most of the movie studios with which the Company will compete have significantly greater name recognition and significantly greater financial, technical, creative, marketing, and other resources than does the Company. Due to their substantially greater resources, these movie studios likely will be able to enter into more favorable distribution arrangements and to promote their films and television programming more successfully than the Company.

Competition - Distribution on the Internet

         The market for online commerce is extremely competitive, and the Company believes competition, particularly in connection with online music sales, will continue to grow and intensify. The Company's most visible competitors may include CustomDisc.com, CDuctive, and amplified.com. Although the Company's primary focus will be on sales of Company artists, rather than the music of other artists, P&G may ultimately compete with existing online websites that provide sales of pre-recorded music on the Internet. Online competitors include CDnow, Inc., Amazon.com, Inc., barnesandnoble.com inc., Columbia House and BMG Music Service. CDnow purchased SuperSonic Boom, a custom compilation provider, in June 1998.

Sources and Availability of Raw Materials

         The materials needed to produce movies or television and to record music is widely available from numerous third parties for rent or for sale. The final product is then manufactured and mass produced by a third party independent contractor. The raw materials to produce CD's, audio cassettes, digital video disks, videocassettes, laser disks and other medium are widely available from numerous sources. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

         The Company will rely heavily on its customers' preferences to best determine the products which will be produced. The commercial success of the Company's products will depend on its ability to predict the type of content that will appeal to a broad audience. Although the Company plans to test market their products prior to their release, there can be no assurance that the Company will be able to predict the appeal of its products before their production. Considerable expense is expended on production costs before a product can be test marketed. Therefore, although a product which tests poor can be scrapped before additional expense is incurred associated with release including marketing and distribution, the Company may have to bear the expense of production of some products, which may never be released. This may have a material adverse effect on the Company.

Research and Development

         The Company believes that research and development is an important factor in its future growth. The entertainment industry is closely linked to technological advances, which produce new ways of producing product and a new medium for its use by the public. Recent developments include: on-line sales, digital downloading of music and video, digital video disks and others. Therefore, the Company must continually invest in the latest technology to appeal to the public and to effectively compete with other companies in the industry. No assurance can be made that the Company will have sufficient funds to purchase technological advances as they become available. Additionally, due to the rapid advance rate at which technology advances, the Company's equipment and inventory may be outdated quickly, preventing or impeding the Company from realizing its full potential profits.

Patents, Copyrights and Trademarks

         The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

         To date, the Company has registered two (2) copyrights. On November 7, 1997, the Company filed on Form SR (for sound recordings) copyright applications for the works titled "If Only" and "Touch Me". The effective date of such registrations is November 7, 1997.

Governmental Regulation

         Currently there is no government regulation of the Company's business nor of the Company's products.

State and Local Licensing Requirements

         Currently there are no state or local licensing requirements which apply to the Company's business or to its products

Effect of Probable Governmental Regulation on the Business

         Currently there is no government regulation of the Company's business nor of the Company's products. However, new laws are emerging which regulate commerce over the internet and the way data and information may be transmitted over the Internet. Should the Company engage in activities involving the Internet in the future, it may be subject to these laws and/or regulations.

         As the Company's products and services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions in this area could have a detrimental effect upon the Company's business.

         A governmental body could impose sales and other taxes on the provision of the Company's products and services, which could increase the costs of doing business. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes; however, no such laws have become effective to date. The Company cannot accurately predict whether the imposition of any such taxes would materially increase its costs of doing business or limit the services which it provides, since it may be possible to pass on some of these costs to the consumer and continue to remain competitive.

         If, as the law in this area develops, the Company becomes liable for information carried on, stored on, or disseminated through its website, it may be necessary for the Company to take steps to reduce its exposure to this type of liability through alterations in its equipment, insurance or other methods. This may require the Company to spend significant amounts of money for new equipment or premiums and may also require it to discontinue offering certain of its products or services.

         Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. P&G cannot predict the impact, if any, that future regulatory changes or developments may have on the Company's business, financial condition, or results of operation.

Cost of Research and Development

         For fiscal year 1997 and 1998, the Company expended no measurable amount of money on research and development efforts. At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

         The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

         At June 30, 2000, the Company employed two (2) persons. Neither of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent. The Company plans to employ additional personnel as needed upon product rollout to accommodate fulfillment needs.

         In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officer,  Promoters and Control Persons"; Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, the Company issued 10,000 shares of its restricted common stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board and a Representation Agreement entered into in December 1998. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and
Section 517.061(11) of the Florida code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1999, the Company entered into a consulting contract with Joyce Research Group, Inc. to provide financial public relations services to the Company. As payment for these services, the Company committed to pay $225,000 or to issue shares of its "free-trading" Common Stock within a six (6) month period. An initial payment of $50,000 was made in December 1999. See Part I,
Item 7. "Certain Relationships and Related Transactions."

         In November and December 1999, the Company entered into consulting contracts with three (3) individuals to provide financial, public and investor relations services to the Company. As payment for such services, the Company issued 800,000 shares of its Common Stock and paid $20,000 For such offering, the Company relied upon Section 3(b) of the Act, Rule 701, NSMIA, Section 517.061(11) of the Florida Code and Section 10-5-9(13) of the Georgia Code. See
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

         Currently, the Company has no employment agreements with its employees.

Facilities

         The Company maintains its executive offices at 12724 N.W. 11th Court, Sunrise, Florida 33323, which is the residence of both Valerie Peters and Louise Cavell. Approximately 500 square feet of space is devoted entirely to P&G as an office. Its telephone number is (800) 525-8495 and its facsimile number is (954) 845-0656. The Company plans to lease office space in either Broward or Palm Beach County, Florida upon receipt of sufficient capital resulting from revenues or debt or equity financing. It is planned that such office space shall serve as the Company headquarters and also as a fulfillment center for the Company's products. See Part I, Item 3. "Description of Property."

Risk Factors

         Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

         1. History of Losses. Although the Company has been in business since February 19, 1997 it is still in the development stage. As of December 31, 1998, the Company had total assets of $38,375, a cumulative net loss of $18,050 with no revenues and stockholders deficit of $1,295. As of December 31, 1999, the Company had total assets of $134,996, a net loss of $216,909 on no revenues and stockholders deficit of $217,350. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the first fiscal quarter of the year 2001, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks.

         2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1999, the Company's total assets in the amount of $134,996, consisted, principally, of the sum of $98,329 in cash, $4,321 in equipment and $32,346 in other assets. As a result of its minimal assets and a net loss from operations, in the amount of $216,909, as of December 31, 1999, the Company had a net worth of $134,996. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.

         3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

           4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its Chairman, President and Treasurer, Louise Cavell and its Vice-President, Secretary and Director, Valerie Peters. Virtually all decisions concerning the production, marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers. The loss of the services of either of these officers would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons."

         5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract distributors for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

         6. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Music and Related Entertainment Industries. There can be no assurance that the costs for the establishment of a distributor network, and the marketing and sales costs associated with the rollout of its products and services will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to record and produce the Company's products. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a commercial market for its products. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state, nationwide and international music and motion picture markets.

         7. Few Artists Under Contract or Customer Base. While the Company has signed several contracts with aspiring artists, the Company presently has no established musical artists, musical groups, comedy acts or other artists or entertainers under contract. The Company will be dependent upon its management to select the musicians, musical groups, comics and other artists and performers whose talents the Company will seek to develop and record. Management will utilize its contacts with musicians, musical groups, agents, directors, producers and others to select and target performing artists and groups and comedy acts to be signed by the Company, there can be no assurance that any such artists or performers will have a chance of achieving popular and commercial success.

         8. Dependency on Securing a Suitable Strategic Partner. The Company's ability to establish an adequate customer base at a level sufficient to meet the larger competition depends in part upon the ability of the Company to capitalize on distribution agreements not yet in place and to establish a joint venture agreement with a suitable partner for its production of new music and motion picture works. There can be no assurance that a qualified strategic arrangement will be found at the levels which management believes are possible. Further, even if the Company receives sufficient cash flow from operations or proceeds from equity and/or debt financing or otherwise, thus enabling it to go forward with its planned expansion, it will nevertheless be dependent upon the availability of a qualified strategic partner to progress at the levels which the Company believes are necessary.

         9. Significant Customer and Product Concentration. There is no assurance that the Company will be able to obtain adequate distribution of its products. Most motion pictures and audio works are produced by large companies which have distribution agreements already in place. Most distributors carry an extensive line of products which they make available to customers in the form of box office movies, video rentals and audio sales. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain and provide support to distributors, as well as the condition of its distributors. Even if the Company secures distribution agreements, there can be no assurance that the distributors with which the Company contracts, will be able to compete with larger distributors who appeal to a wider customer base as a result of their ability to carry a more extensive line of products. Any cancellation of a distributorship agreement or delay in payment may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract distributors for its products. See Part I, Item 2. Management's Discussion and Analysis of Financial Condition or Plan of Operation - Revenues."

         10. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single order for the Company's products can represent a significant portion of the Company's potential sales for such quarter. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in distribution schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual production costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, a majority of the Company's anticipated orders could be canceled since orders are expected to be made substantially in advance of shipment, and even though the Company's contracts will not typically provide that orders may be canceled, if an important distributor wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog, if any, will not necessarily be indicative of future sales for any particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected production difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

         A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new artists and new releases could cause distributors to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product production costs, patent processing, possible government regulation of the Company's business and/or products and their method of distribution, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company or its distributors, usage of different distribution and sales channels and methods and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for works in the same genre. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         11. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if it elects to distribute its products through means such as the Internet, in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products.

         12. No Assurance of Product Quality. Performance and Reliability. The Company expects that its distributor and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company will attempt to purchase equipment and raw materials from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

         13. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's products, requirements to either rent or construct adequate production facilities such as a recording studio and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its production schedules or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

         14. Uncertainty Regarding Protection of Proprietary Rights. The Company will attempt to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's original works, that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and the artists it contracts with, that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products which appeal to the same genre or duplicate the Company's products or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

         Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

         15. Ability to Grow. The Company expects to grow through one or more strategic alliances, acquisitions, internal growth and by establishing distributorship relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

         The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

         16. Competition. The music and motion picture industries and the entertainment industry in general are all highly competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. Further, competition for ticket sales and product purchases has meant the expenditure of additional monies in the production and promotion of new products and services. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

         The market for online commerce is extremely competitive, and the Company believes that competition, particularly in connection with online music sales, will continue to grow and intensify. Although the Company's primary focus is on sales of the Company's works, rather than pre-recorded music of various artists, the Company may ultimately compete with existing online websites that provide sales of pre-recorded music on the Internet. Online competitors include CDnow, Inc., Amazon.com, Inc., barnesandnoble.com inc., Columbia House and BMG Music Service.

         The Company also faces significant competition in the growing market to provide digitally downloaded music, specifically for music files in MP3 format. Digitally downloaded music can currently be found on the websites of existing online music retailers, artists and record labels as well as catalogs of songs provided by Internet portals such as Lycos. The Company's most visible competitors for digitally downloaded music include GoodNoise Corporation (recently renamed EMusic.com) and MP3.com. The Company expects the competition to provide MP3 files to intensify with further entry by additional record labels, artists and portals, including those with greater resources and music content than the Company. In February 1999, the five major record labels announced that they have joined with IBM to conduct a market trial of a digital distribution system, providing over 1,000 albums to cable subscribers in the San Diego area. In May 1999, Matsushita Electric Industrial Co. Ltd., AT&T Corp., BMG Entertainment and Universal Music Group announced an alliance to develop and test technology for secure digital distribution of music to personal computers and new digital music playback devices. In June 1999, media company Cox Enterprises Inc. announced an investment in and joint venture with MP3.com. The Company expects additional market trials and alliances by technology and music industry participants to continue as the music industry attempts to integrate emerging technology into its existing distribution methods.

         In addition to competition encountered on the Internet, the Company faces competition from traditional music retail chains and megastores, mass merchandisers, consumer electronics stores, music clubs, and a number of small custom compilation start-up companies. The Company could also face competition from record companies, multimedia companies and entertainment companies that seek to offer recorded music either directly to the public or through strategic ventures and partnerships. In April 1999, Universal and BMG, which collectively control approximately 45% of the U.S. music market, announced a joint venture to promote and sell their pre-recorded CD's through a series of Internet websites organized by music categories. In May 1999, Microsoft Corporation and Sony Corporation announced an agreement to pursue a number of cooperative activities and Sony decided to make its music content available for downloading from the Internet using Microsoft's multimedia software MS-Audio. In June 1999, Sony announced a partnership with Digital On-Demand in which Sony will make its music catalog available for digital delivery to retailers through in-store kiosks.

         17. Dependence on the Growth of Online Commerce. Purchasing products and services over the Internet is a new and emerging market. The Company's future revenues and profits are substantially dependent upon widespread consumer acceptance and use of the internet and other online services as a medium for commerce. Rapid growth of the use of the internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the internet are subject to a high level of uncertainty, and there are few proven products and services. For the Company to grow, consumers who have historically used traditional means of commerce will instead need to purchase products and services online, and as a result the online music markets may not be viable without the growth of internet commerce.

         18. Dependence on improvement of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The Company's success will partially depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, bandwidth, data capacity and security. Improvement of the Internet's infrastructure will also require the timely development of complementary products, such as high-speed modems, to provide reliable Internet access and services.

         19. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The entertainment market for audio and video products and services is subject to rapid technological change, frequent new equipment and product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully obtain, utilize and produce for sale and distribution new products and services on a timely and cost- effective basis that are based upon this new technology. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of production schedules, its cost reduction program and the development, completion, performance, quality and reliability of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting and developing new artists, or in producing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

         20. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new music sales and also attendance at box office movie showings. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

         21. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its products, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

         22. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing/production capacity, nor does it own the equipment necessary to produce audio recordings or television or motion picture movies. The Company also intends to utilize contract manufacturers to produce its products once produced. No formal agreements are currently in place. The Company will also indirectly rely on raw material suppliers to provide CD's, cassette tapes, videotapes, digital video disks and other medium to record its product onto for distribution to its distributors. Certain necessary components and services anticipated to be necessary for the manufacture and production of the Company's products could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's contract manufacturers, will be sufficient to fulfill the Company's orders.

         Should the Company be required to rely solely on contract manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results.

         23. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the development of products and services deemed appealing, attractive and affordable by consumers of audio and video related entertainment products. There can be no assurance that the Company has the ability to continuously introduce original products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company.

         24. International Operations; Risks of Doing Business in Developing Countries. Substantially all of the Company's products will be initially made to distribute to customers located inside of the United States. The Company anticipates, however that international sales will, as a result of various distribution agreements be entered into, and will account for revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

         25. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. See Part I,
Item 8. "Description of Securities - Description of Common Stock - Dividend Policy."

         26. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. See Part I, Item 8. "Description of Securities - Description of Common Stock."

         27. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management."

         28. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock") although none has been issued to date. The issuance of Preferred Stock may not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, may have the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. See Part I, Item 1. "Description of Securities - Description of Preferred Stock."

         29. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

         30. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although the Company does not currently trade on any medium, the Common Stock when listed is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are expected to be low- priced (under five dollars); and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker- dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation

Discussion and Analysis

         Initially the Company was engaged in the medical supply business. In November 1998, at the time it acquired PGRP as a wholly-owned subsidiary, its purpose changed to P&G's initial purpose of discovering, developing, recording and marketing new talent in the entertainment industry. PGRP's founding philosophy arose from the diversified experience of its management in the music, video, film and related industries.

         The Company was in the development stage until November 1998 when the Share Exchange took place between PGRP and the Company and is still emerging from that stage. The Company has only recently begun selling the Betty Dickson albums and has not yet completed the "If Only" and "Touch Me" singles. From the date of the Share Exchange in November 1998 through December 31, 1999, the Company generated no revenues. Since inception (February 17, 1997 through December 31, 1999, the Company has generated cumulative losses of approximately $234,959. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future.

         The Company is currently preparing to launch its first two (2) singles and expects to introduce other products by Ms. Dickson and others by the end of 2000 and expects to continue to invest significant resources in several new products and enhancements through 2000.

         Since recording of the first two (2) singles and upon entering into contracts with several artists, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - Full Fiscal Years - December 31, 1999 and December 31, 1998

Revenues

         Revenues for the twelve (12) month period ended December 31, 1999 was $0 and for the twelve (12) month period ended December 31, 1998 was $0.

Operating Expenses

         Operating Expenses for the twelve (12) months of calendar year 1999 were $216,472 versus $17,944 for the twelve (12) months of calendar year 1998. Net loss was $216,472 and $17,944 respectively.

         During 1999, the officers of the Company incurred expenses on behalf of the Company, for which they had yet to receive reimbursement as of December 31, 1999, which expenses totaled $20,589 and for which the Company accounted for such unpaid expenses as stockholder loans on the Company's balance sheet.

Assets and Liabilities

         Assets were $134,996 as of December 31, 1999, and $38,375 as of December 31, 1998. As of December 31, 1998, assets consisted primarily of deferred production costs and organizational costs with a net book value of $34,683. As of December 31, 1999, assets consisted primarily of cash. Liabilities were $352,346 and $39,670 as of December 31, 1999 and December 31, 1998 respectively. As of December 31, 1999, liabilities consisted primarily of accounts and notes payable.

         During the year ended December 31, 1999, the Company owed its officers $20,589 for expenses advanced on behalf of the Company.

Stockholders' Equity

         Stockholders' equity was ($217,350) as of December 31, 1999 and ($1,295) as of December 31, 1998. The Company had 12,431,000 and 11,600,000
shares of Common Stock issued and outstanding at December 31, 1999 and 1998, respectively.

         In November 1998, the Company entered into a share exchange agreement with PGRP, and its shareholders which had been formed in June 1997. The exchange was made whereby the Company issued 10,000,000 shares of its Common Stock to the shareholders of PGRP for all of the issued and outstanding stock of PGRP. As part of the exchange, Ms. Peters and Ms. Cavell each received 2,000,000 shares of the Company's Common Stock. This offering was conducted pursuant to Section 4(2) of the Act and Rule 506 and Section 517.061(11) of the Florida Code. See
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

         Interest and Other Income (Expense), Net In September 1999, the Company

executed a Promissory Note in favor of Carol Neal, the Company's past Chairman, President and Treasurer in the amount of $24,600. The Note was in exchange for monies lent by Ms. Neal to the Company for working capital. The Note is payable on demand and bears no interest. Ms. Neal passed away in December 1999. For such offering, the Company relied upon Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part I, Item 7, "Certain Relationships and Related Transactions"; and Part II, Item 4, "Recent Sales of Unregistered Securities."

         The Company did not report foreign currency gains or losses for the year ended December 31, 1998 since the Company has had no foreign transactions to date. In the event that the Company contracts with a foreign entity for the purchase of its products, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

         At December 31,1999 the Company had cash of $98,329 as compared to $1,553 at December 31, 1998.

         In July 1999, the Company initiated an offering of its Convertible Notes. The Notes have a term of one (1) year, bear interest at a rate of nine percent (9%) and are automatically convertible to shares of the Company's Common Stock in one (1) year (if they are not converted earlier) at a price of $1.00 per share plus interest, which interest is also payable in shares of the Company's Common Stock. To date, one (1) note has been sold in the principal amount of $200,000 in December 1999. The offering is ongoing. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part III, Item 12. "Certain Relationships and Related Transactions".

         The Company may raise additional capital through private and/or public sales of securities in the future but has no definite commitments at this time.

Year 2000 Compliance

         The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

         The Company determined that the Year 2000 impact is not material to P&G and that it will not impact its business, operations or financial condition since all of the internal software utilized by the Company has the capability of being upgraded to support Year 2000 versions.

         The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's systems.

Forward-Looking Statements

         This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Item 3. Description of Property

         The Company maintains its executive offices at 12724 N.W. 11th Court, Sunrise, Florida 33323, which is the residence of both Valerie Peters and Louise Cavell. Approximately 500 square feet of space is devoted entirely to P&G as an office. Its telephone number is (800) 525-8495 and its facsimile number is (954) 845-0656. The Company plans to lease office space in either Broward or Palm Beach County, Florida upon receipt of sufficient capital resulting from revenues or debt or equity financing. It is planned that such office space shall serve as the Company headquarters and also as a fulfillment center for the Company's products.

         The Company owns no real property and its personal property consists of furniture, fixtures and equipment, with an original cost of $2,177 on July 31, 1999.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

         The following table sets forth information as of June 30, 2000, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of            Title of    Amount and Nature of   Percent of
Beneficial Owner               Class        Beneficial Owner          Class
-------------------------      ----------  --------------------   --------------
Carol Neal                      Common       6,000,000               48.3%

Valerie Peters                  Common        2,000,000              16.1%

Louise Cavell                   Common        2,000,000              16.1%

Glenda Grainger-Miller(2)       Common           10,000               0.1%

Randy Bernsen(3)                Common           10,000               0.1%

Margaret Ann Ronayne(4)         Common           10,000               0.1%

All Executive Officers and      Common        4,030,000              32.4%
Directors as a Group
(Five (5) persons)
-------------------

(1) The address for each of the above is c/o Platinum and Gold, Inc., 12724 N.W. 11th Court, Sunrise, FL 33323.

(2) In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See
     Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See
     Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In January 1999, the Company issued 10,000 shares of its restricted common stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board and a Representation Agreement entered into in December 1998. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 5. "Directors, Executive Officer, Promoters and Control Persons"; Part I, Item
     7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

         Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                        Age    Position(s) with Company

Louise Cavell               56     President, Treasurer and Chairman

Valerie Peters              61     Vice-President, Secretary and Director

Glenda Grainger-Miller      55     Director

Randy Bernsen               46     Director

Margaret Ann Ronayne        49     Director

         All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

         In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 7. "Certain Relationships and Related

Transactions"; and Part II, Item 4.  "Recent Sales of Unregistered Securities."

         In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, the Company issued 10,000 shares of its restricted common stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board, although the agreement was never memorialized in writing. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Family Relationships

         There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

         Louise Cavell, age 56, currently serves as President, Treasurer and Chairman. She has served in those capacities since the death of the former President, Carol Neal in December 1999. Ms. Cavell obtained her Real Estate Broker's License in 1977, which is still active. She graduated from Newfield High School in 1962. Since 1981, Ms. Cavell has co-owned and co-managed Sunglass Haven with Ms. Peters. Also between the years of 1992 and 1995, she owned a cocktail lounge located in Davie, Florida.

         Valerie Peters, age 61, currently serves as Vice-President, Secretary and a Director. She has served as a Director and as Vice-President since the Share Exchange in November 1998. Since 1981, Ms. Peters has co-owned and co-managed Sunglass Haven, a high-end wholesale/retail outfitter for annual local and national trade shows. Sunglass Haven provides specialty eyewear for the marine/water sport industry. Ms. Peters graduated from Wm. Culen Bryant High School in 1956.

         Glenda Grainger-Miller, age 55, currently serves as a Director. She has served in this capacity since the Share Exchange in November 1998. Ms.
Grainger-Miller worked for Miller-Reich Productions, Inc. as a Production Associate and Executive Administrator in North Miami Beach, Florida from 1972 to 1994. Between January and May 1995, she produced Cruise Ship Revue Shows for Holland America Cruise Lines in Miami Florida for Glen-Scott Productions, Inc. She currently works for FJM Productions, Inc. in Coral Springs, Florida, where she is an Associate Producer, Executive Administrator and Executive Assistant to the President. Ms. Grainger-Miller graduated from Great Britain High School in 1962. She is fluent (written and conversational) in French and Spanish and also speaks conversational Italian.

         Randy Bernsen, age 46, currently serves as a Director. He has served the Company in this capacity since the Share Exchange in November 1998. Mr. Bernsen currently owns a digital recording studio, where he has produced his own work as well as the work of other artists. Mr. Bernsen travels annually to Southeast Asia and Europe to perform in concert with other jazz musicians. He also teaches music and performs locally. Mr. Bernsen graduated from Plantation High School in 1972.

         Margaret Ann Ronayne, age 49, currently serves as a Director. She has served the Company in this capacity since December 1999. Ms. Ronayne has worked as National Top 40's Promotional Director of Arista Records since 1993. There she is responsible for radio exposure for Whitney Houston, Aretha Franklin, Kenny G., Barry Manilow, Tony Braxton, Puff Daddy and others. Ms. Ronayne graduated from St. Thomas Aquinas High School in 1969.

Item 6.                    Executive Compensation

Name            Year     Annual    Annual               LT
and Post                 Comp       Comp     Annual     Comp     LT                  All
                         Salary     Bonus    Comp       Rest     Comp      LTIP      Other
                          (1)       ($)      Other      Stock    Options   Payouts   (1)
-------        -------   -------   -------   -------   -------   -------   -------   --------
Louise         1998        $0
Cavell,
President,     1999        $0
Treasurer
and
Chairman
---------------------------------------------------------------------------------------------
Valerie        1998        $0
Peters,
Vice-          1999        $0
President,
Secretary
and Director
---------------------------------------------------------------------------------------------
Glenda         1998        $0
Grainger-
Miller,        1999        $0                                          (2)
Director
---------------------------------------------------------------------------------------------
Randy          1998        $0
Bernsen,
Director       1999        $0                                          (3)
---------------------------------------------------------------------------------------------
Margaret       1998        $0
Ann
Ronayne,       1999        $0                                          (4)
Director
---------------------------------------------------------------------------------------------

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the restricted common stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See
     Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In January 1999, the Company issued 10,000 shares of its restricted common stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board and a Representation Agreement entered into in December 1998. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Employee Contracts and Agreements

         The Company has entered into Employee Agreements with only a limited number of its officers and directors, but intends to enter into formal contracts with each of them in the near future.

Key Man Life Insurance

         The  Company   intends  to  apply  for  Key  Man  Life   Insurance  and
Officer/Director Insurance upon the quotation of its Common Stock on the Over the Counter Bulletin Board.

Employee and Consultants Stock Option Plans

         There is currently no employee nor consultant stock option plan in place, although the Company plans to submit such a plan or plans to the shareholders at the next annual meeting.

Compensation of Directors

         The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7. Certain Relationships and Related Transactions

         In July 1997, prior to its acquisition of PGRP, the Company entered into a share exchange agreement with FAD, and its shareholders which had been formed in February 1997. The exchange was made whereby the Company issued 2,970,000 shares of its Common Stock to the shareholders of FAD for all of the issued and outstanding stock of FAD. This offering was conducted pursuant to
Section 4(2) of the Act and Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In August 1998, prior to its acquisition of PGRP, the Company entered into a Recission and Cancellation Agreement with FAD and its shareholders, thereby returning the parties to their original positions prior to the share exchange conducted in July 1997 ab initio. Thus, FAD exchanged 2,970,000 shares of common stock of the Company for 100% of the issued and outstanding stock of FAD and FAD was no longer a wholly-owned subsidiary of the Company. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the Common Stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and
Section 517.061(11) of the Florida code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the Common Stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and
Section 517.061(11) of the Florida code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

         In November 1998, the Company entered into a share exchange agreement with PGRP, and its shareholders which had been formed in June 1997. The exchange was made whereby the Company issued 10,000,000 shares of its Common Stock to the shareholders of PGRP for all of the issued and outstanding stock of PGRP. As part of the exchange, Ms. Peters and Ms. Cavell each received 2,000,000 shares of the Company's Common Stock. This offering was conducted pursuant to Section 4(2) of the Act and Rule 506 and Section 517.061(11) of the Florida Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

         In January 1999, the Company issued 10,000 shares of its restricted common stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board and a Representation Agreement entered into in December 1998. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and
Section 517.061(11) of the Florida code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

         In September 1999, the Company executed a Promissory Note in favor of Carol Neal, the Company's past Chairman, President and Treasurer in the amount of $24,600. The Note was in exchange for monies lent by Ms. Neal to the Company for working capital. The Note is payable on demand and bears no interest. Ms. Neal passed away in December 1999. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and Section 517.061(11) of the Florida Code. See Part II, Item 4, "Recent Sales of Unregistered Securities".

         In November 1999, the Company entered into a consulting contract with Joyce Research Group, Inc. to provide financial public relations services to the Company. As payment for these services, the Company committed to pay $225,000 or to issue shares of its "free-trading" Common Stock within a six (6) month period. An initial payment of $50,000 was made in December 1999.

         In November and December 1999, the Company entered into consulting contracts with three (3) individuals to provide financial, public and investor relations services to the Company. As payment for such services, the Company issued 800,000 shares of its Common Stock and paid $20,000 For such offering, the Company relied upon Section 3(b) of the Act, Rule 701, NSMIA, Section 517.061(11) of the Florida Code and Section 10-5-9(13) of the Georgia Code. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

Item 8.  Description of Securities

Description of Capital Stock

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value per share and 1,000,000 shares of Preferred
Stock, $0.001 par value per share. As of June 30, 2000, the Company had 12,431,000 shares of its Common Stock outstanding and none of its Preferred Stock outstanding.

Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

         Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Transfer Agent and Registrar

         The Transfer Agent and Registrar for the Company's Common Stock is Interwest Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.

                                    PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)   Market Information.

         The Company is not presently trading on an exchange, but has made application to have its Common Stock quoted on the Over the Counter Bulletin Board.

         In July 1997, prior to its acquisition of PGRP, the Company conducted a 1 for 4 reverse split of its common stock. This transaction was effected by the Company's Board of Directors in accordance with the Company's Articles of Incorporation and Bylaws and also in accordance with Nevada law. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

         In October 1998, prior to its acquisition of PGRP, the Company conducted a 4 for 1 forward split of its common stock. This transaction was effected by the Company's Board of Directors in accordance with the Company's Articles of Incorporation and Bylaws and also in accordance with Nevada law. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

(b)  Holders.

         As of June 30, 2000 the Company had 62 shareholders of record of its 12,431,000 outstanding shares of Common Stock, 10,830,000 of which are restricted Rule 144 shares and 1,601,000 of which are free-trading. Of the Rule 144 shares, 10,030,000 shares have been held by affiliates of the Company for more than one (1) year.

(c)  Dividends.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings

         No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

         None.

Item 4. Recent Sales of Unregistered Securities

         The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

         The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

         The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

         In February 1997, prior to its acquisition of PGRP, the Company sold 1,720,000 shares of its Common Stock to 70 individuals for $17,200. The Company relied upon Section 3(b) of the Act and Rule 504 and the Florida Exemption,
Section 90.530(11) of the Nevada code, Section 48-2-103(b)(4) of the Tennessee code and Section 5[581-5]I(c) of the Texas code. No state exemption was necessary for the sales made to Canada or France investors. A Form D was filed with the SEC.

         The facts upon which the Company relied in Nevada are as follows: the transaction was part of an issue in which (a) there were no more than 25 purchasers in Nevada, other than those designated in subsection 10, during any 12 consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection 10, were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction was part of an aggregate offering that does not exceed $500,000 during any 12 consecutive months.

         The facts upon which the Company  relied in  Tennessee  are as follows:
(A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen
(15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

         The facts upon which the Company relied in Texas are as follows: The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

         In July 1997, prior to its acquisition of PGRP, the Company conducted a 1 for 4 reverse split of its common stock. This transaction was effected by the Company's Board of Directors in accordance with the Company's Articles of Incorporation and Bylaws and also in accordance with Nevada law.

         In July 1997, prior to its acquisition of PGRP, the Company entered into a share exchange agreement with FAD, and its shareholders which had been formed in February 1997. The exchange was made whereby the Company issued 2,970,000 shares of its Common Stock to the shareholders of FAD for all of the issued and outstanding stock of FAD. This offering was conducted pursuant to
Section 4(2) of the Act and Rule 506 and the Florida Exemption. No Form D was filed with the SEC.

         In August 1998, prior to its acquisition of PGRP, the Company entered into a Recission and Cancellation Agreement with FAD and its shareholders, thereby returning the parties to their original positions prior to the share exchange conducted in July 1997 ab initio. Thus, FAD exchanged 2,970,000 shares of Common Stock of the Company for 100% of the issued and outstanding stock of FAD and FAD was no longer a wholly-owned subsidiary of the Company.

         In October 1998, prior to its acquisition of PGRP, the Company conducted a 4 for 1 forward split of its Common Stock. This transaction was effected by the Company's Board of Directors in accordance with the Company's Articles of Incorporation and Bylaws and also in accordance with Nevada law.

         In October 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Randy Bernsen to be a Director of PGRP. The term was until the next annual meeting of the shareholders and directors. As compensation, Randy Bernsen was promised 10,000 shares of the Common Stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In November 1998, prior to its acquisition by the Company, PGRP entered into an agreement with Glenda Grainger to be a Director of PGRP. As compensation, Glenda Grainger was promised 10,000 shares of the Common Stock of the Company upon the share exchange to be conducted in November 1998. The shares were issued in January 1999 pursuant to Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In November 1998, the Company entered into a share exchange agreement with PGRP, and its shareholders which had been formed in June 1997. The exchange was made whereby the Company issued 10,000,000 shares of its Common Stock to the shareholders of PGRP for all of the issued and outstanding stock of PGRP. As part of the exchange, Ms. Peters and Ms. Cavell each received 2,000,000 shares of the Company's Common Stock. This offering was conducted pursuant to Section 4(2) of the Act and Rule 506 and the Florida Exemption. No Form D was filed with the SEC.

         In January 1999, the Company issued 10,000 shares of its Common Stock to Margaret Ann Ronayne in connection with her agreement to serve on the Company's Board and a Representation Agreement entered into in December 1998. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In January 1999, the Company conducted an offering of its Common Stock pursuant to section 3(b) of the Act and Rule 504. No shares were sold thereunder. A Form D was filed with the SEC.

         In April 1999, the Company sold 1,000 shares of its Common Stock to one
(1) investor for $850. The Company relied upon Section 3(b) of the Act, Rule 504 and Section 90.530(11) of the Nevada code. No Form D was filed with the SEC.

         The facts upon which the Company relied in Nevada are as follows: the transaction was part of an issue in which (a) there were no more than 25 purchasers in Nevada, other than those designated in subsection 10, during any 12 consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection 10, were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction was part of an aggregate offering that does not exceed $500,000 during any 12 consecutive months.

         In July 1999, the Company initiated an offering of its Convertible Notes. The Notes have a term of one (1) year, bear interest at a rate of nine percent (9%) and are automatically convertible to shares of the Company's Common Stock in one (1) year (if they are not converted earlier) at a price of $1.00 per share plus interest, which interest is also payable in shares of the Company's Common Stock. To date, one (1) note has been sold in the principal amount of $200,000 in December 1999. The offering is ongoing. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504 and the Florida Exemption.

         In September 1999, the Company executed a Promissory Note in favor of Carol Neal, the Company's past Chairman, President and Treasurer in the amount of $24,600. The Note was in exchange for monies lent by Ms. Neal to the Company for working capital. The Note is payable on demand and bears no interest. Ms. Neal passed away in December 1999. For such offering, the Company relied upon
Section 4(2) of the Act, Rule 506 and the Florida Exemption.

         In November and December 1999, the Company entered into consulting contracts with three (3) individuals to provide financial, public and investor relations services to the Company. As payment for such services, the Company issued 800,000 shares of its Common Stock and paid $20,000 For such offering, the Company relied upon Section 3(b) of the Act, Rule 701, NSMIA, Section 517.061(11) of the Florida Code and Section 10-5-9(13) of the Georgia Code.

         For purposes of Rule 701, the facts upon which the Company  relied are:
(i) The offer was under a written compensatory benefit plan or contract established by the issuer for the participation of its consultants and advisors;
(ii) the consultants and advisors were providing services to the issuer at the time the securities were offered; (iii) the consultants and advisors were natural persons; (iv) the consultants and advisors provided bona fide services to the issuer; (v) the services were not in connection with the offer or sale of securities in a capital-raising transaction; (vi) the consultants and advisors did not directly or indirectly promote or maintain a market for the issuer's securities; and (vii) the aggregate sales price during a consecutive twelve (12) month period did not exceed the greater of: (a) $1,000,000; (b) fifteen percent (15%) of the total assets of the issuer; or (c) fifteen percent (15%) of the outstanding amount of the class of securities being sold.

         For purposes of Section 10-5-9(13) of the Georgia Code, the facts upon which the Company relied are: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements; (iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment.

Item 5. Indemnification of Directors and Officers

         The Company's Articles of Incorporation provide that: To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its Bylaws or in any Resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and to procure policies of insurance at this Corporation's expense.

         The Company's Bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, wither or not the Corporation would have the legal power to indemnify them directly against such liability.

         The Nevada Revised Statutes provide that: (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful and (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitles to indemnify for such expenses as the court deems proper.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         The statutes also provide that any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (1) by the stockholders; (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         The articles of incorporation, the bylaws or an arrangement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsequent do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (1) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action and (2) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

PART F/S

         The Financial Statements of Surgical required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report............................................F-2

Independent Auditors' Report............................................F-3

Consolidated Balance Sheets.............................................F-4

Consolidated Statements of Operations...................................F-5

Consolidated Statements of Stockholders' Deficit........................F-6

Consolidated Statements of Cash Flows...................................F-7

Notes to Consolidated  Financial Statements.............................F-8

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Platinum and Gold, Inc.

I have audited the accompanying consolidated balance sheets of Platinum and Gold, Inc. and Subsidiary (a Development Stage Company) as of December 3l, l999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 3l, l999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Platinum and Gold, Inc. and Subsidiary (a Development Stage Company) as of December 31, 1998 were audited by other auditors, whose report dated January 18, 1999 expressed an unqualified opinion on those statements.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Platinum and Gold, Inc. and Subsidiary (a Development Stage Company), as of December 3l, l999 and the results of its operations and its cash flows for the year ended December 3l, l999, in conformity with generally accepted accounting principles.

The Company is in the development stage as of December 3l, l999 and to date has had no significant operations. Recovery of the Company's assets is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Michael Kravatz
Michael Kravatz, C.P.A.



March 2l, 2000

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Platinum and Gold, Inc.


We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 of Platinum and Gold, Inc. and Subsidiary (a Development Stage Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 1998 of Platinum and Gold, Inc. and Subsidiary (a Development Stage Company) in conformity with generally accepted accounting principles.

The Company is in the development stage as of December 31, 1998 and to date has had no significant operations. Recovery of the Company's assets is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Margolies, Fink and Wichrowski
Certified Public Accountants
Pompano Beach, Florida
January 18, 1999

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
                           Consolidated Balance Sheets



                                                                    December 31, 1999       June 30, 2000
                                                                  ---------------------- -------------------
                                                                                             (unaudited)
                              ASSETS
CURRENT ASSETS
     Cash                                                         $               98,329 $            32,174
                                                                  ---------------------- -------------------

          Total current assets                                                    98,329              32,174
                                                                  ---------------------- -------------------

PROPERTY AND EQUIPMENT
     Equipment, net                                                                4,321               3,621
     Other assets                                                                 32,346              30,746
                                                                  ---------------------- -------------------

          Net property and equipment                                              36,667              34,367
                                                                  ---------------------- -------------------

Total Assets                                                      $              134,996 $            66,541
                                                                  ====================== ===================

             LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
   Accounts payable                                               $              131,757 $           130,519
   Notes payable                                                                 200,000             200,000
                                                                  ---------------------- -------------------

          Total current liabilities                                              331,757             330,519
                                                                  ---------------------- -------------------

NON-CURRENT LIABILITIES
   Stockholder loans                                                              20,589              21,207
                                                                  ---------------------- -------------------

          Total non-current liabilities                                           20,589              21,207
                                                                  ---------------------- -------------------

Total Liabilities                                                                352,346             351,726
                                                                  ---------------------- -------------------

STOCKHOLDERS' DEFICIENCY
  Preferred stock, $0.001 par value, authorized 1,000,000
     shares; 0 issued and  outstanding                                                 0                   0
  Common stock, $0.001 par value, authorized 20,000,000
     shares; 12,431,000 shares issued and outstanding                             12,431              12,431
  Additional paid-in capital                                                       5,178               5,178
  Deficit accumulated during the development stage                              (234,959)           (302,794)
                                                                  ---------------------- -------------------

          Total stockholders' deficiency                                        (217,350)           (285,185)
                                                                  ---------------------- -------------------

Total Liabilities and  Stockholders' Equity                       $              134,996 $            66,541
                                                                  ====================== ===================











     The accompanying notes are an integral part of the financial statements

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
                      Consolidated Statements of Operations




                                                                                                                 Period from
                                                                                                              February 19, 1997
                                                                                     Six Months                  (Inception)
                                               Year Ended December 31              Ended June 30,                  through
                                            -----------------------------    ---------------------------

                                                1999           1998          2000          1999         June 30, 2000
                                          ---------------- ------------- ------------- ------------ ---------------------
                                                                          (unaudited)  (unaudited)       (unaudited)
REVENUES                                  $              0 $           0 $           0 $          0 $                   0
                                          ---------------- ------------- ------------- ------------ ---------------------

OPERATING EXPENSES
     Consulting fees                               195,000         1,170         2,085            0               198,255
     Depreciation                                      739           218           700          436                 1,657
     General and administrative expenses             7,248         6,494        20,811        3,075                34,553
     Amortization expense                            3,200             0         1,600        1,600                 4,800
     Professional fees                               7,762         8,233         4,666        3,808                20,661
     Stockholder expense                                15         1,829           624           15                 2,574
     Contract labor                                  2,508             0             0            0                 2,508
     Recording artists                                   0             0         3,438            0                 3,438
     Salaries                                            0             0        33,889            0                33,889
                                          ---------------- ------------- ------------- ------------ ---------------------

          Total expenses                           216,472        17,944        67,813        8,934               302,335
                                          ---------------- ------------- ------------- ------------ ---------------------

Loss from operations                              (216,472)      (17,944)      (67,813)      (8,934)             (302,335)
                                          ---------------- ------------- ------------- ------------ ---------------------

OTHER INCOME (EXPENSE)
     Interest expense                                 (437)            0           (22)           0                  (459)
                                          ---------------- ------------- ------------- ------------ ---------------------

          Total other income (expense)                (437)            0           (22)           0                  (459)
                                          ---------------- ------------- ------------- ------------ ---------------------

Net loss                                  $       (216,909)$     (17,944)$     (67,835)$      8,934 $            (302,794)
                                          ================ ============= ============= ============ =====================

Basic net loss per weighted average share $         (0.02) $       (0.01)$       (0.01)$      (0.01)
                                          ================ ============= ============= ============

Weighted average number of shares               12,431,000    11,600,000    12,431,000   12,431,000
                                          ================ ============= ============= ============















     The accompanying notes are an integral part of the financial statements

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
               Consolidated Statements of Stockholders' Deficiency
         Period from February 17, 1997 (Inception) through June 30, 2000





                                                                                     Deficit
                                                                                   Accumulated
                                                                     Additional    During the                        Total
                                           Number of      Common      Paid-in      Development   Subscription    Stockholders'
                                             Shares       Stock       Capital         Stage       Receivable        Equity
                                           ----------- ------------ ------------ ------------------------------ ---------------
BEGINNING BALANCE, February 17, 1997
(Inception)                                          0 $          0 $          0 $             0$             0 $             0

Year Ended December 31, 1997:
----------------------------
Issuance of common stock                    11,600,000       11,600        5,155               0         (2,800)         13,955

Net loss                                             0            0            0            (106)             0            (106)
                                           ----------- ------------ ------------ ------------------------------ ---------------

BALANCE, December 31, 1997                  11,600,000       11,600        5,155            (106)        (2,800)         13,849

Year Ended December 31, 1998:
----------------------------
Collection of subscription receivable                0            0            0               0          2,800           2,800

Net loss                                             0            0            0         (17,944)             0         (17,944)
                                           ----------- ------------ ------------ ------------------------------ ---------------

BALANCE, December 31, 1998                  11,600,000       11,600        5,155         (18,050)             0          (1,295)

Year Ended December 31, 1999:
----------------------------
Issuance of common stock                       831,000          831           23               0              0             854

Net loss                                             0            0            0        (216,909)             0        (216,909)
                                           ----------- ------------ ------------ ------------------------------ ---------------

BALANCE, December 31, 1999                  12,431,000       12,431        5,178        (234,959)             0        (217,350)

Six Months Ended June 30, 2000: (unaudited)
------------------------------

Net loss                                             0            0            0         (67,835)             0         (67,835)
                                           ----------- ------------ ------------ ------------------------------ ---------------

ENDING BALANCE, June 30, 2000
(unaudited)                                 12,431,000 $     12,431 $      5,178 $      (302,794$             0 $      (285,185)
                                           =========== ============ ============ ============================== ===============














     The accompanying notes are an integral part of the financial statements

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
                      Consolidated Statements of Cash Flows


                                                                                                                      Period from
                                                                                                                   February 19, 1997
                                                                                             Six Months               (Inception)
                                                        Year Ended December 31,             Ended June 30,              through
                                                     -----------------------------    -------------------------

                                                          1999           1998           2000         1999          June 30, 2000
                                                     -------------- --------------  ------------ ------------   --------------------
                                                                                    (unaudited)  (unaudited)        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                             $     (216,909)$      (17,944) $    (67,835)$     (8,934)$           (302,794)
Adjustments to reconcile net loss to net cash
used by operating activities:
    Amortization expense                                      3,200              0         1,600        1,600                4,800
    Depreciation expense                                        739            218           700          436                1,657
Changes in operating assets and liabilities:
    (Increase) decrease in other assets                        (663)       (34,883)            0          200              (35,546)
    Increase (decrease) in accounts payable                 107,107         24,543        (1,238)       1,000              130,519
                                                     -------------- --------------  ------------ ------------ --------------------

Net cash used by operating activities                      (106,526)       (28,066)      (66,773)      (5,698)            (201,364)
                                                     -------------- --------------  ------------ ------------ --------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of equipment                                 (3,101)        (2,177)            0            0               (5,278)
                                                     -------------- --------------  ------------ ------------ --------------------

Net cash used by investing activities                        (3,101)        (2,177)            0            0               (5,278)
                                                     -------------- --------------  ------------ ------------ --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from stockholder loans, net                      5,568         15,021           618        3,800               21,206
    Proceeds from notes payable                             200,000              0             0            0              200,000
    Proceeds from issuance of common stock                      855         16,755             0          855               17,610
                                                     -------------- --------------  ------------ ------------ --------------------

Net cash provided by financing activities                   206,423         31,776           618        4,655              238,816
                                                     -------------- --------------  ------------ ------------ --------------------

Net increase (decrease) in cash                              96,796          1,533       (66,155)      (1,043)              32,174

CASH, beginning of period                                     1,533              0        98,329        1,533                    0
                                                     -------------- --------------  ------------ ------------ --------------------

CASH, end of period                                  $       98,329 $        1,533  $     32,174 $        490 $             32,174
                                                     ============== ==============  ============ ============ ====================










     The accompanying notes are an integral part of the financial statements

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements
                   (Information with regard to the six months
                  ending June 30, 2000 and 1999 is unaudited)


(1) Summary of Significant Accounting Policies
         (a) The Company The Company, ("Platinum and Gold, Inc.") was organized in the state of Nevada on February 19, 1997 under the name Integra Ventures, Inc. The Company changed its name to Platinum and Gold, Inc. on November 5, 1998 and, on November 11, 1998, completed a merger with its wholly-owned subsidiary, Platinum and Gold Recording and Publishing Company. The subsidiary, a Florida corporation incorporated on June 18, 1997, was formed to develop and commercialize unique compact disc single and cassettes.

         The  Company,   through  its   wholly-owned   subsidiary,   is  in  the
         entertainment industry involved in the music and film business. The principal activity of the Company is the acquisition, development, production, marketing, manufacturing and distribution of recorded music by new recording artists, principally from other countries.

         The Company is currently in a development stage and is in the process of raising additional capital. There is no assurance that the development of these artists and their music will be successful and that the Company will achieve a profitable level of operations.

         (b) Principles of consolidation The consolidated financial statements include all of the accounts of Platinum and Gold, Inc. and its wholly-owned subsidiary, Platinum and Gold Recording and Publishing Company. All significant intercompany transactions and balances have been eliminated in preparing the consolidated financial statements.

         (c) Use of estimates The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         (d) Cash and cash equivalents Holdings of highly liquid investments with original maturities of three months or less and investments in money market funds are considered to be cash equivalents by the Company.

         (e) Net income (loss) per share In 1998, the Company adopted SFAS No. 128, ("Earnings Per Share"), which requires the reporting of both basic and diluted earnings per share. Basic net loss per share is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock, as long as the effect of their inclusion is not anti-dilutive.

         (f) Property and equipment All property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using straight-line methods over the depreciable lives of the related assets, which is five years for office equipment.

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements


(1) Summary of Significant Accounting Policies (continued)
         (g) Interim financial information The financial statements for the six months ended June 30, 2000 and 1999 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the six months are not indicative of a full year results.

(2) Significant Acquisition On November 11, 1998, the Company acquired Platinum and Gold Recording and Publishing Company in a business combination accounted for as a pooling of interests. Platinum and Gold Recording and Publishing Company, which engages in the development and commercialization of unique compact disc single and cassettes, became a wholly-owned subsidiary of the Company through the exchange of 10,000,000 shares of the Company's common stock for all of the issued and outstanding stock of Platinum and Gold Recording and Publishing Company.

         Results  of  operations  of  the  separate   companies  have  not  been
         presented, as the Company did not have any operations since inception other than its organization.

(3) Other Assets Other assets consist of the following:


                                             June 30,       December 31,
                                               2000              1999
                                          --------------   ---------------

Deferred production costs                 $       19,546   $        19,546
Organization costs                                16,000            16,000
                                          --------------   ---------------
                                                  35,546            35,546
Less: Accumulated amortization                    (4,800)           (3,200)
                                          --------------   ---------------

                                          $       30,746   $        32,346
                                          ==============   ===============


(4) Stockholders' Deficiency The Company has authorized 20,000,000 shares of $0.001 par value common stock and 1,000,000 shares of $0.001par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. In February 1997, the Company sold 1,600,000 shares of its common stock in a Regulation D exempt offering at a subscription price of $0.01 per share. A total of $16,000 was received from the sale of stock and was used to pay all of the costs associated with the offering and the organization of the Company.

         On November 11, 1998, Platinum and Gold Recording and Publishing merged with Platinum and Gold, Inc. to become a wholly-owned subsidiary of Platinum and Gold in exchange for 10,000,000 shares of its stock in Platinum and Gold Recording and Publishing.

(5)      Income Taxes The Company  adopted the method of  accounting  for income tax purposes pursuant to the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the year of its occurrence.

                             Platinum and Gold, Inc.
                        (A Development Stage Enterprise)
                   Notes to Consolidated Financial Statements


(6) Related Parties Since the inception of the Company, the principal stockholder has loaned the Company the necessary funds to operate the business. These loans are non-interest bearing and unsecured.

(7) Note Payable On December 14, 1999, a convertible note was issued in the amount of $200,000 for the benefit of Professional Acquisitions Management and Marketing Corp. This note, if not paid in one year, will be converted into Rule 144 Restricted Common Stock of the Company. Interest on the unpaid principal balance of this Note, at the rate of nine percent (9%) per annum, shall accrue from the date thereof, and shall be payable to the payee in shares of common stock of the Company at the maturity date.

(8) Going Concern The Company is currently a development stage enterprise and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow and, until the sales of this product begin, the Company is totally dependent upon the debt and equity funding.

         As a result of these factors, there exists substantial doubt about the Company's ability to continue as a going concern. However, management of the Company is continually negotiating with various outside entities for additional funding. To date, management has been able to raise the necessary capital to reach this stage of product development, and has been able to fund any capital requirements. However, there is no assurance that the development of these artists and their music will be successful and that the Company will achieve a profitable level of operations.

PART III

Item 1.           Index to Exhibits

3.(i).1  (1)      Articles of Incorporation of Integra Ventures, Inc. filed February 19, 1997.

3.(i).2  (1)       Certificate of Amendment of Articles of Incorporation changing name to First Aid
                  Direct, Inc. filed July 25, 1997.

3.(i).3  (1)      Certificate of Amendment of Articles of Incorporation changing name to Platinum and
                  Gold, Inc.

3.(ii).1 (1)      Bylaws of Integra Ventures, Inc.

4.1      (1)      Form of Private Placement Offering of 1,600,000 common shares at $0.01 per share.

4.2      (1)      Form of Private Placement Offering of 984,000 common shares at $1.00 per share.

4.3      (1)      Form of Private Placement Offering of 9% convertible notes at $10,000 per Unit.

4.4      (1)      Form of Convertible Note pursuant to 9% convertible note offering.

4.5      (2)      9% Convertible Note in favor of Professional Acquisitions Management & Marketing
                  Corp. dated December 14, 1999.

10.1     (1)      Share Exchange Agreement between Integra Ventures, Inc. and First Aid Direct, Inc.
                  dated July 23, 1997.

10.2     (1)      Recision and Cancellation Agreement between First Aid Select, Inc. d/b/a First Aid
                  Direct and Integra Ventures, Inc. dated August 28, 1998.

10.3     (1)      Share Exchange Agreement between Platinum and Gold, Inc. and shareholders of
                  Platinum and Gold Recording & Publishing Company dated November 11, 1998.

10.4     (1)      Agreement with Randy Bernsen dated October 28, 1998.

10.5     (1)      Agreement with Glenda Grainger-Miller dated November 1, 1998.

10.6     (1)      Agreement with B&D Productions dated September 3, 1999.

10.7     (1)      Letter of Intent with Steve Jordan dated July 1, 1998.

10.8     (1)      Agreement with Barbara Chadwick dated September 3, 1999.

10.9     (1)      Agreement with Beverly Fortin dated September 3, 1999.

10.10    (1)      Promissory Note with Carol Neal dated September 7, 1999.

10.11    (1)      Agreement with Margaret Ann Ronayne dated December 2, 1998.


10.12    (2)      Financial Public Relations Consulting Agreement with Joyce Research Group, Inc.
                  dated November 1, 1999.

10.13    (2)      Consulting Agreement with Elyse R. Doss dated November 5, 1999.

10.14    (2)      Consulting Agreement with Mark F. Jordan dated December 7, 1999.

10.15    (2)      Consulting Agreement with David C. Osborne dated December 7, 1999.

10.16    (3)      Agreement with B&D Productions executed February 22, 2000

10.17    *        Agreement between PGRP and Houston dated April 11, 2000.

10.18    *        Agreement   between  PGRP,  Terry  Ritchie  and  Mary  Jane
                  Cunningham dated April 19, 2000.

16.1     (4)      Letter on change of certifying accountant pursuant to Regulation SK Section 304(a)(3)
                  [1]

16.2     (4)      Letter dated August 7, 2000 from Margolies, Fink and Wichrowski

16.3     (5)      Letter on change of certifying accountant pursuant to Regulation SK Section 304(a)(3)
                  [1]

16.4     (5)      Letter dated August 9, 2000 from Michael Kravatz C.P.A.

27.1     *        Financial Data Schedule.

----------------


1. Incorporated herein by reference to the Company's Registration Statement on Form 10-SB.

2. Incorporated herein by reference to the Company's annual report on Form 10KSB for the period ending December 31, 1999.

3. Incorporated herein by reference to the Company's quarterly report on Form 10QSB for the period ending March 31, 2000.

4. Incorporated herein by reference to the Company's current report on Form 8K filed August 9, 2000.

5. Incorporated herein by reference to the Company's current report on Form 8K filed August 9, 2000.

(*  Filed herewith)

Item 2. Description of Exhibits

         The  documents  required to be filed as Exhibits  Number 2 and 6 and in
Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:
----------------

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Platinum and Gold, Inc.
                                (Registrant)


Date: August 18, 2000     By:/s/ Louise Cavell
                             ---------------------------------
                             Louise Cavell, President, Treasurer and Chairman

                          By:/s/ Valerie Peters
                             ---------------------------------
                             Valerie Peters, Vice-President, Secretary
                                             and Director

                          By:/s/ Glenda Grainger-Miller
                             ---------------------------------
                             Glenda Grainger-Miller, Director

                          By:/s/Randy Bernsen
                             ---------------------------------
                             Randy Bernsen, Director

                          By:/s/Margaret Ann Ronayne
                             ---------------------------------
                             Margaret Ann Ronayne, Director